UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Blue Martini Software, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

095698502

(CUSIP Number)

Prescott Ashe

Multi-Channel Holdings, Inc.

c/o Golden Gate Private Equity, Inc.

One Embarcadero Center, 33rd Floor

San Francisco, CA 94111

Telephone:  (415) 627-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095698502

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Multi-Channel Holdings, Inc. (I.R.S. Employer Identification Number 20-1937459)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 4,225,180 shares of Common Stock(1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,225,180 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.3%

14.	Type of Reporting Person (See Instructions) CO

(1) See discussion in Items 4 and 5 of this Schedule 13D.

(2)  See discussion in Items 4 and 5 of this Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Blue Martini Software, Inc., a Delaware corporation (“Blue Martini”). The principal executive offices of Blue Martini are located at 2600 Campus Drive, San Mateo, California 94403.

Item 2.	Identity and Background.

This Statement is filed by Multi-Channel Holdings, Inc., a Delaware corporation (“Multi-Channel Holdings”). Multi-Channel Holdings’ principal business address is One Embarcadero Center, 33rd Floor, San Francisco, California 94111. Multi-Channel Holdings is the parent entity of Ecometry Corporation, a leading multi-channel retail software vendor.  The following are the executive officers and directors of Multi-Channel Holdings:  Prescott Ashe is the President and Secretary of Multi-Channel Holdings. David Dominik and John Marrah are both Vice Presidents of Multi-Channel Holdings. Prescott Ashe, David Dominik, and John Marrah are the directors of Multi-Channel Holdings. All of the individuals named in this Item 2 are United States citizens.

During the last five years, neither Multi-Channel Holdings, nor, to Multi-Channel Holdings’ knowledge, any of the individuals referred to above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Blue Martini and Multi-Channel Holdings have entered into a definitive Agreement and Plan of Merger, dated as of February 28, 2005 (the “Merger Agreement”) for Blue Martini to be acquired in an all-cash transaction valued at $4.00 per share. The total transaction value is approximately $54 million.

As an inducement for Multi-Channel Holdings to enter into the Merger Agreement with Blue Martini, and in consideration thereof, Monte Zweben, Dennis Carey, Mel Friedman, Dominic Gallello, Amal Johnson, Gary A. Wetsel, William Zuendt, Eugene Davis, and Russell Gunderson (collectively, the “Stockholders”) each entered into a Voting Agreement, dated as of February 28, 2005, with Multi-Channel Holdings (the “Voting Agreements”). Multi-Channel Holdings did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements. Copies of the Merger Agreement and the Voting Agreements are filed as Exhibits 99.1 and 99.2-99.10, respectively, and are incorporated herein by reference.

Item 4.	Purpose of Transaction.

As stated above, the Voting Agreements were entered into as an inducement for, and in consideration of, Multi-Channel Holdings entering into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of a wholly-owned subsidiary of Multi-Channel Holdings (“Merger Sub”) with and into Blue Martini. At the effective time of the Merger, each outstanding share of Common Stock will be exchanged for $4.00 in cash.

The Merger Agreement has been approved by the board of directors of each of Blue Martini and Multi-Channel Holdings. The transaction is subject to approval by the holders of a majority in interest of Blue Martini’s outstanding common stock. Certain directors and officers of Blue Martini who own in the aggregate approximately 29.3% of Blue Martini’s outstanding shares (including exercisable options) have agreed to vote in favor of the transaction. The transaction is also subject to customary regulatory approvals and other closing conditions and is expected to close in the second quarter of 2005.

Pursuant to the Voting Agreements entered into in connection with the Merger Agreement, the Stockholders, who collectively own 4,225,180 shares of Common Stock(3), which represents approximately 29.3%(4) of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) and approximately 29.3% of the voting power of Blue Martini, have agreed to vote (or cause to be voted) their shares of Common Stock (a) in favor of: (i) the adoption of the Merger Agreement; (ii) the Merger and each of the other transactions contemplated by the Merger Agreement; and (iii) any action in furtherance of any of the foregoing; and (b) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any merger, consolidation or other business combination involving Blue Martini or any subsidiary of Blue Martini; (ii) any sale or other transfer of all or substantially all of the assets of Blue Martini and its subsidiaries taken as a

(3) Consists of (i) 3,419,693 shares of Common Stock held of record by and an aggregate of 154,758 shares of Common Stock issuable upon exercise of stock options granted to Monte Zweben, which options are exercisable within 60 days of the date of this Statement; (ii) an aggregate of 72,939 shares of Common Stock issuable upon exercise of stock options granted to Dennis Carey, which are exercisable within 60 days of the date of this Statement; (iii) an aggregate of 73,802 shares of Common Stock issuable upon exercise of stock options granted to Mel Friedman, which are exercisable within 60 days of the date of this Statement; (iv) 286 shares of Common Stock held of record by and an aggregate of 71,592 shares of Common Stock issuable upon exercise of stock options granted to Dominic Gallello, which options are exercisable within 60 days of the date of this Statement; (v) an aggregate of 70,000 shares of Common Stock issuable upon exercise of stock options granted to Amal Johnson, which are exercisable within 60 days of the date of this Statement; (vi) an aggregate of 70,000 shares of Common Stock issuable upon exercise of stock options granted to Gary A. Wetsel, which are exercisable within 60 days of the date of this Statement; (vii) 174,849 shares of Common Stock held of record by and an aggregate of 73,261 shares of Common Stock issuable upon exercise of stock options granted to William Zuendt, which options are exercisable within 60 days of the date of this Statement; (viii) 19,000 shares of Common Stock held of record by Eugene Davis; and (ix) 25,000 shares of Common Stock held of record by Russell Gunderson. By virtue of their ownership of the Common Stock in the amounts described above, the Stockholders hold shares representing approximately 29.3% of the voting power of Blue Martini.

(4) The share ownership percentages described in this Statement are based on 14,430,320 shares of Common Stock deemed to be outstanding as of February 28, 2005 which includes (i) 13,026,672  shares of Common Stock actually issued and outstanding as of such date and (ii) an aggregate of 1,403,648 shares of Common Stock issuable upon the exercise of stock options granted to various directors, officers and employees of Blue Martini, which options are exercisable within 60 days of the date of this Statement.

whole; (iii) any proposal or offer from any other person or entity providing for an acquisition, exchange or recombination resulting in an other person or entity beneficially owning 15% or more of the assets or voting power of Blue Martini; (iv) any liquidation, dissolution or winding up of Blue Martini; (v) any amendment to the Blue Martini’s certificate of incorporation or bylaws that is not expressly approved by Multi-Channel Holdings; and (vi) any other action which is intended, or would reasonably be expected, to interfere with or delay in any material respect the Merger or any of the other transactions contemplated by the Merger Agreement.

In addition, the Stockholders cannot sell, transfer, convert or otherwise dispose of the shares subject to the Voting Agreements, if such sale, transfer, conversion or disposition would result in the Stockholders’ inability to vote such shares as required pursuant to the terms of the Voting Agreements. The Stockholders may vote the shares subject to the Voting Agreements on all other matters. The Voting Agreements expire on the earlier of: (i) such time as the Merger Agreement is terminated in accordance with its terms or (ii) such time as the Merger becomes effective.

The purpose of the Voting Agreements is to enable Multi-Channel Holdings and Blue Martini to consummate the transactions contemplated by the Merger Agreement.

Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger shall be the directors of the surviving corporation immediately following the effective time of the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.  The officers of Blue Martini immediately prior to the effective time of the Merger shall be the officers of the surviving corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

At the effective time of the Merger, the certificate of incorporation of Blue Martini, as in effect immediately prior to the effective time of the Merger, shall be amended in the Merger to be in the form of Exhibit A to the Merger Agreement and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the surviving corporation until thereafter amended as provided therein or by applicable law.  At the effective time of the Merger, the bylaws of Merger Sub, in the form attached as Exhibit B to the Merger Agreement, shall become the bylaws of the surviving corporation until thereafter amended as provided therein or by applicable law.

If the Merger is consummated as planned, Multi-Channel Holdings anticipates that Blue Martini will become a wholly-owned subsidiary of Multi-Channel Holdings and that Multi-Channel Holdings will seek to cause the Common Stock to be deregistered under the Exchange Act and the Securities Act of 1933, as amended, and delisted from the Nasdaq National Market.

Except as set forth in this Item 4, neither Multi-Channel Holdings nor, to Multi-Channel Holdings’ knowledge, any of the individuals referred to Item 2 of this Statement, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although Multi-Channel Holdings reserves the right to develop such plans).

The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, Multi-Channel Holdings may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 4,225,180 shares of Common Stock, which represents approximately 29.3% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreements.

Apart from the terms and conditions set forth in the Voting Agreements, Multi-Channel Holdings is not entitled to any rights of a stockholder of Blue Martini. Multi-Channel Holdings does not, other than as specified in the Voting Agreements, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

(c) Except as set forth or incorporated herein, neither Multi-Channel Holdings nor, to Multi-Channel Holdings’ knowledge, any of the individuals referred to Item 2 of this Statement, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Merger Agreement and the Voting Agreements, to the knowledge of Multi-Channel Holdings, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of Blue Martini, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.
99.1

Agreement and Plan of Merger, dated February 28, 2005, by and among Multi-Channel Holdings, Inc., a Delaware corporation, BMS Merger Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Multi-Channel Holdings, Inc., and Blue Martini Software, Inc., a Delaware corporation (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Blue Martini Software, Inc. on March 4, 2005).

99.2	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Monte Zweben (filed here with).

99.3	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Dennis Carey (filed here with).
99.4	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Mel Friedman (filed here with).
99.5	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Dominic Gallello (filed here with).
99.6	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Amal Johnson (filed here with).
99.7	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Gary A. Wetsel (filed here with).
99.8	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and William Zuendt (filed here with).
99.9	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Eugene Davis (filed here with).
99.10	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Russell Gunderson (filed here with).

Signature

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2005
Multi-Channel Holdings, Inc.

By: /s/ Prescott Ashe
Name: Prescott Ashe
Title: President

INDEX TO EXHIBITS

Exhibit Number	Document

99.1.

Agreement and Plan of Merger, dated February 28, 2005, by and among Multi-Channel Holdings, Inc., a Delaware corporation, BMS Merger Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Multi-Channel Holdings, Inc., and Blue Martini Software, Inc., a Delaware corporation (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Blue Martini Software, Inc. on March 4, 2005).

99.2.	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Monte Zweben (filed here with).

99.3.	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Dennis Carey (filed here with).

99.4.	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Mel Friedman (filed here with).

99.5.	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Dominic Gallello (filed here with).

99.6.	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Amal Johnson (filed here with).

99.7.	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Gary A. Wetsel (filed here with).

99.8.	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and William Zuendt (filed here with).

99.9.	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Eugene Davis (filed here with).

99.10.	Voting Agreement, dated February 28, 2005, by and between Multi-Channel Holdings, Inc., a Delaware corporation, and Russell Gunderson (filed here with).